FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY WITH AUTHORISED CAPITAL

CNPJ/MF nº 47.508.411/0001‐56

NIRE 35.300.089.901

EXTRACT FROM MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON THE 25TH OF OCTOBER 2012

1.            DATE, TIME AND PLACE: On the 25th of October, 2012, at 9:00 a.m., at the registered offices of Companhia Brasileira de Distribuição (the “Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, city and state of São Paulo.

2.            CONDUCTION OF THE MEETING: Chairman: Abilio dos Santos Diniz; Secretary: Julian Fonseca Peña Chediak.

3.            CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to article 15 of the Company’s Charter. Thirteen (13) Board members were present, constituting the quorum required under article 15, paragraph 3 of the Company’s Charter.

4.            AGENDA: (i) analysis, discussion and approval of the Quarterly Financial Statements (ITR) of the Company regarding the period ended on the 30th of September, 2012; (ii) discussion regarding payment of interim dividends; and (iii) discussion regarding the issuance of new shares within the Company’s stock option plan.

5.            RESOLUTIONS: As the meeting was commenced, the Board members discussed the issues comprised in the agenda and approved the following resolutions:

5.1. The members of the Board of Directors approved, with no reservations, the Company’s Quarterly Financial Reports (ITR) regarding the 3rd quarter of 2012, the Management Report and the Independent Auditors’ Report.

5.2. The payment of interim dividends related to the third quarter of 2012 was approved, pursuant to the Company’s Dividend Distribution Policy, in the total amount of twenty seven million, nine hundred and forty one thousand, two hundred and fifty one Reais and eighteen cents (R$27,941,251.18), corresponding to eleven cents (R$0.11) per preferred share and ten cents (R$0.10) per ordinary share. The payment of dividends shall be made on November 23rd, 2012. All shares in circulation on November 12th, 2012 shall be entitled to the dividends. As of November 13th, shares will be negotiated ex-dividends.

5.3. In view of the exercise of A4 Silver and Gold, A5 Silver and Gold and A6 Silver and Gold Series of Company’s Stock Option Plan approved by the General Shareholders Meeting held on the 20th of December 2006 (the “Plan”), the Board of Directors approved the Company’s capital increase, within the authorized capital increase set forth in Article 6 of the Company’s Charter, in the amount of five million, seven hundred and seventy six thousand, three hundred and thirty four Reais and fifty cents (R$5,776,334.50), upon the issuance of two hundred and forty-nine thousand, five hundred and ninety eight (249,598) preferred shares by the Company, as follows:

(i) sixteen thousand, one hundred and eighty four (16,184) preferred shares, at the issuance price of forty six Reais and forty nine cents (R$46.49) per share, determined in accordance with the Plan, in the total amount of seven hundred and fifty two thousand, three hundred and ninety four Reais and sixteen cents (R$752,394.16), in connection with the exercise of A4 Silver Series;

(ii) sixty four thousand, eight hundred and ninety two (64,892) preferred shares, at the issuance price of one cent (R$0.01) per share, determined in accordance with the Plan, in the total amount of six hundred and forty eight Reais and ninety two cents (R$648.92), in connection with the exercise of A4 Gold Series;

(iii) forty thousand, four hundred and ninety one (40,491) preferred shares, at the issuance price of fifty four Reais and sixty nine cents (R$54.69) per share, determined in accordance with the Plan, in the total amount of two million, two hundred and fourteen thousand, four hundred and fifty two Reais and seventy nine cents (R$2,214,452.79), in connection with the exercise of A5 Silver Series;

(iv) forty thousand, four hundred and seventy four (40,474) preferred shares, at the issuance price of one cent (R$0.01) per share, determined in accordance with the Plan, in the total amount of four hundred and four Reais and seventy four cents (R$404.74), in connection with the exercise of A5 Gold Series;

(v) forty three thousand, seven hundred and eighty six (43,786) preferred shares, at the issuance price of sixty four Reais and thirteen cents (R$64.13) per share, determined in accordance with the Plan, in the total amount of two million, eight hundred and seven thousand, nine hundred and ninety six Reais and eighteen cents (R$2,807,996.18), in connection with the exercise of A6 Silver Series; and

(vi) forty three thousand, seven hundred and seventy one (43,771) preferred shares, at the issuance price of one cent (R$0.01) per share, determined in accordance with the Plan, in the total amount of four hundred and thirty seven Reais and seventy one cents (R$437.71), in connection with the exercise of A6 Gold Series.

 The preferred shares hereby issued shall have the same characteristics and conditions and shall be entitled to the same rights and benefits as the currently existing preferred shares, in accordance with the Company’s Charter, and will participate in the distribution of interim dividends related to the third quarter of 2012.

5.3.1. Consequently, the Company’s share capital, which was in the amount of six billion, seven hundred and one million, eight hundred and eighteen thousand, two hundred and forty one Reais and eighty one cents (R$6,701,818,241.81), is now in the amount of six billion, seven hundred and seven million, five hundred and ninety four thousand, five hundred and seventy six Reais and thirty one cents (R$6,707,594,576.31), fully subscribed and paid in, divided into two hundred and sixty three million, three hundred and five thousand, seven hundred and sixty five (263,305,765) shares with no par value, ninety nine million, six hundred and seventy nine thousand, eight hundred and fifty one (99,679,851) of which are common shares and one hundred and sixty three million, six hundred and twenty five thousand, nine hundred and fourteen (163,625,914) of which are preferred shares.

5.4.  It is hereby registered, for due purposes, that on October 23rd, 2012, Mr. Christophe José Hidalgo, French, married, accountant, holder of French passport No. 11DD46036, duly enrolled before CPF/MF under No. 214.455.098-06, with residence and domicile at State of São Paulo, City of São Paulo, at Avenida Brigadeiro Luis Antônio, 3172, Jardim Paulista, has taken office as Chief Financial and Corporate Services Officer of the Company.

5.5. It is hereby registered the resignation presented by Mr. Caio Racy Mattar, Mr. Hugo Antonio Jordão Bethlem and Mrs. Sylvia de Souza Leão Wanderley for the positions of Executive Vice-President of Specialized Businesses, Executive Vice-President of Corporate Relations and Executive Vice-President of Personnel, respectively. Mr. Chairman, on behalf of the Company, thanked Caio Racy Mattar, Hugo Antonio Jordão Bethlem and Sylvia de Souza Leão Wanderley for the service and time devoted to the Company.

6.            APPROVAL AND SUBMISSION OF MINUTES: Having nothing to discuss further, the proceedings were adjourned and these minutes were prepared. Once the proceedings were resumed, these minutes were read and approved, all the attending Board members having signed them. São Paulo, 25th of October, 2012. Signatures: Chairman – Abilio dos Santos Diniz; Secretary – Julian Fonseca Peña Chediak. Abilio dos Santos Diniz, Arnaud Strasser, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Jean‐Charles Henri Naouri, p.p. Arnaud Strasser, Antoine Marie Remi Lazars Giscard d’Estaing, Jean Louis Bourgier, Eleazar de Carvalho Filho, Roberto Oliveira de Lima, Luiz Augusto de Castro Neves, Pedro Henrique Chermont de Miranda, Guilherme Affonso Ferreira and Ulisses Kameyama.  I certify, for due purposes, that this is an extract from the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

Julian Fonseca Peña Chediak Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 30, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.